Global Future City Holding Inc.

2 Park Plaza, Suite 400

Irvine, CA 92614

February 17, 2017

VIA EMAIL AND EDGAR SUBMISSION

Securities and Exchange Commission

Office of Health and Insurance

Attention: Suzanne Hayes, Irene Paik and Erin Jaskot

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global Future City Holding Inc. Withdrawal of Registration Statement on Form S-1 Filed on May 5, 2016 File No. 333-204005

Dear Ms. Hayes:

On behalf of Global Future City Holding Inc., a Nevada corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-204005), as initially filed with the Securities and Exchange Commission (“Commission”) on May 5, 2016 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Lawrence Armstrong, Esq., at Horwitz + Armstrong, a professional law corporation, via email at lhorwitz@horwitzarmstrong.com or via fax at 949.540.6578.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Should you have any questions regarding this request for withdrawal, please contact Larry Horwitz, Esq., by telephone at 949.540.6540.

Very truly yours,

/s/ Michael Dunn

Michael Dunn

Chief Executive Officer